UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ______________________________________________________________________________________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______
Commission File Number 0-1928

Full Title of the Plan:
THE AES CORPORATION RETIREMENT SAVINGS PLAN
Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:
THE AES CORPORATION
4300 Wilson Boulevard
Arlington, VA 22203

The AES Corporation Retirement Savings Plan
Form 11-K for the Fiscal Year ended December 31, 2025
Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The AES Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2025, and delinquent participant contributions for the year then ended (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2008.
Tysons, Virginia
June 25, 2026

The AES Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	December 31,
	2025	2024
INVESTMENTS AT FAIR VALUE	$841,724,172	$718,056,945
RECEIVABLES:
Notes receivable from participants	7,905,549	7,310,205
Participant contributions	1,097,967	300,087
Employer contributions	3,917,591	2,522,519
Total receivables	12,921,107	10,132,811
NET ASSETS AVAILABLE FOR BENEFITS	$854,645,279	$728,189,756
See Accompanying Notes to Financial Statements.

The AES Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025

ADDITIONS:
Contributions:
Participant (including rollover contributions of $4,716,912)	$40,888,219
Employer	39,448,976
Total contributions	80,337,195
Net appreciation in fair value of investments	117,894,951
Interest income from notes receivable from participants	635,623
Investment interest and dividends	4,348,099
Total additions	203,215,868
DEDUCTIONS:
Benefits paid to participants	(90,112,559)
Administration expenses	(364,667)
Total deductions	(90,477,226)
INCREASE IN NET ASSETS BEFORE TRANSFERS	112,738,642
NET TRANSFERS INTO THE PLAN	13,716,881
INCREASE IN NET ASSETS AFTER TRANSFERS	126,455,523
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	728,189,756
End of year	$854,645,279
See Accompanying Notes to Financial Statements.

The AES Corporation Retirement Savings Plan
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the year ended December 31, 2025
1.   PLAN DESCRIPTION
The AES Corporation Retirement Savings Plan (the “Plan”) was established on April 1, 1989. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering substantially all full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). New employees are immediately able to participate in the Plan.
Contributions — All contributions to the Plan are made in cash. Participants may make pre-tax or Roth contributions up to 85% of their annual compensation as well as after-tax contributions, subject to annual maximum limits determined by the Internal Revenue Service (the “IRS”).
The Company matches up to 5% of each participant’s annual compensation, as defined by the Plan, subject to the annual maximum determined by the IRS. Starting January 1, 2017, the Company makes non-elective contributions equal to 4% of the participant's compensation, subject to the annual maximum limits determined by the IRS.
If the Company exceeds the midpoint of predefined financial metrics, the Company may contribute discretionary profit sharing of up to 1% of the participant’s compensation, at management's discretion. The Company did not award any profit sharing contributions for the year ended December 31, 2025.
The Plan allows for student loan repayment matching contributions on qualified student loan payments.
Participant Accounts — Each participant’s account is credited with the participant’s and the employer’s contributions, and the earnings on investments in the participant’s account. The benefit to which a participant is entitled is the vested portion that can be provided from the participant’s account.
Vesting — Participants are immediately vested in their pre-tax, Roth, after-tax, and matching contributions, including earnings thereon. Vesting in employer profit sharing and non-elective contributions is based on the years of credited service. A participant vests 20% per year of service and is fully vested after five years of credited service or upon attainment of normal retirement age.
Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 0.5%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits — Payment of benefits depends on a participant’s vested account balance and the reason for termination.
In the case of termination of employment for reasons other than death, if the value of a participant’s vested balance is:
•less than $7,000, the Plan makes an automatic rollover to an IRA on the participant’s behalf if the participant fails to elect a direct rollover or to receive a cash lump sum payment; and
•greater than $7,000, the participant may elect to (i) receive a lump sum distribution equal to the value of their vested account balance, (ii) receive benefits in designated sums from time to time as elected by the participant in accordance with procedures established by the Plan Administration, or (iii) receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed the shorter of 25 years or the participant’s life expectancy. Distributions can be made in cash, common stock of AES (to the extent the participant has vested amounts invested in AES common stock), or a combination of both.

In the case of termination of employment due to death, the entire interest in a participant’s vested account balance is generally distributed no later than five years after the participant’s death if distributions have not already commenced and are distributed at least as rapidly as under the method of distribution being used if distributions have commenced.
Forfeitures — At December 31, 2025 and 2024, forfeited nonvested account balances totaled $645,716 and $739,477, respectively. Forfeitures resulting from nonvested accounts of participants terminated during the year ended December 31, 2025 were $1,972,803. During the year ended December 31, 2025, employer contributions were reduced by $1,812,521 that was reallocated from forfeited nonvested accounts and forfeited nonvested accounts were used to pay Plan administration expenses of $276,680.
Voting Rights — The Plan provides that each participant is entitled to direct the Trustee as to the manner in which voting rights are exercised with respect to shares of employer stock allocated to his or her account. The Trustee does not vote any allocated shares for which timely instructions have not been given by a participant. The Plan provides that voting rights with respect to unallocated shares will be exercised in the same manner and proportion that voting rights are exercised with respect to shares allocated to participants’ accounts.
Investments — The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.
Under the terms of the Plan, participants can choose to invest their contributions in one or more of the Plan's investment funds. On March 20, 2018, the AES common stock investment option was closed to future contributions, with the exception of dividend reinvestment. Participants also have the option of establishing a self-directed account which is invested pursuant to their instructions.
Plan Amendments and Transfers — Effective January 1, 2022, the Plan was amended to allow plan-to-plan transfers with respect to certain employees who transfer employment within the Company. Further, effective January 1, 2025, the Plan was amended to allow non-union employees of AES Ohio to be eligible for benefits under the Plan. During 2025, a net amount of $13,716,881 in plan assets was transferred into the Plan, including $13,577,018 related to the amendment moving non-union employees of AES Ohio into the Plan, and $149,090 in outstanding participant loans.
Effective January 1, 2025, the Plan adopted certain provisions that include implementing SECURE 2.0 provisions to increase catch-up contributions for ages 60–63, raise the mandatory distribution limit to $7,000 and allow matching contributions for qualified student loan payments.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
Plan Administration and Related Expenses — The Plan is administered by the AES Corporation Retirement Savings Committee ("Plan Administrator") appointed pursuant to delegated Board authority of the Company’s Chief Executive Officer. T. Rowe Price has been the Plan Trustee since October 1, 2015. Administrative expenses of the Plan are offset using forfeitures and revenue sharing received from investments in mutual funds and other investment options to T. Rowe Price from record keeping and related services. All remaining administrative, legal, and other expenses of the Plan are paid by the Company, except for certain expenses paid by the Plan participants, such as loan initiation fees.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Payment of Benefits — Benefits are recorded when paid.
Fair Value — Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Plan applies the fair value measurement accounting guidance to determine the fair value of investments. This guidance requires the use of the principal or most advantageous market from the perspective of the reporting entity. Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation techniques are applied. The process involves varying levels of judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.
To increase consistency and enhance disclosure of the fair value of financial instruments, the fair value measurement accounting guidance contains a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities. Unobservable inputs should only be used to the extent observable inputs are not available.
The carrying amount of financial assets not measured at fair value on a recurring basis, including participant and employer contributions receivable and notes receivable for participant loans, approximates their fair value.
Investments and Revenue Recognition — The Plan’s investments are stated at fair value. Money market and other mutual funds are stated at their quoted market prices. All Plan investments that are classified within the fair value hierarchy are actively traded in an open market to support classification of the fair value measurement as Level 1.
The Plan's investments in collective investment trusts are valued using the net asset value quoted by the trustee, which is the readily determinable fair value and the basis for current transactions. The net asset value is calculated by each fund's manager based on the fair value, as determined by the investment provider, of the underlying assets held by the fund less its liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.
Risks and Uncertainties — Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
New Accounting Pronouncements — As of December 31, 2025, there were no new accounting standards issued and not yet adopted that would have a material impact on the Plan's financial statements.

3.   INVESTMENTS
All of the Plan's investments are measured at quoted market prices in active markets for identical assets except for its investments in collective investment trusts, which are measured at net asset value. The following table sets forth the Plan’s investments by type:

		December 31,
	Pricing Category	2025	2024
Collective Investment Trusts	Level 1	$730,224,562	$527,740,064
Self-Directed Investments	Level 1	80,047,981	71,122,755
The AES Corporation Common Stock	Level 1	31,451,624	29,651,191
Money Market Funds	Level 1	5	25,023,610
Mutual Funds	Level 1	—	64,519,325
Total investments		$841,724,172	$718,056,945
The Company’s stock is traded on the New York Stock Exchange. The Plan’s investment in the Company’s stock is stated at the closing quoted price. At December 31, 2025 and 2024, the closing quoted price of the Company’s common stock was $14.34 and $12.87 per share, respectively.
4.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Notes receivable from participants represents receivables from officers and employees of the Company ("the Plan Sponsor"), including the Plan Administrator. These transactions are not prohibited as they qualify as exempt party-in-interest transactions under ERISA rules. See Note 1—Plan Description for additional information regarding notes receivable from participants.
In the ordinary course of business, participants invest in various investment options determined by the AES Corporation Retirement Savings Plan Committee. These investment options are based on the recommendations of the Plan’s investment advisor, Mercer. Certain of the Plan's investments are in funds managed by Mercer. The Plan also owns investments sponsored by the Trustee, T. Rowe Price. Mercer and T. Rowe Price are parties-in-interest with respect to the Plan, however these transactions are not prohibited as they qualify as exempt party-in-interest transactions under ERISA rules. Additionally, at December 31, 2025 and 2024, the Plan held 2,193,279 and 2,303,900 shares, respectively, of AES common stock, the sponsoring employer, with a cost basis of $27,105,040 and $28,407,897, respectively. Dividends earned by the Plan on the Company's common stock were $1,535,059 for the year ended December 31, 2025.
5.  TAX STATUS
The Plan received a determination letter from the IRS dated July 13, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to receiving this determination by the IRS, the Plan was amended and restated. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.  DELINQUENT PARTICIPANT CONTRIBUTIONS
During the Plan year ended December 31, 2025, the Plan failed to deposit $1,737,298 of participant contributions and loan repayments within the required time frame as stated by the United States Department of Labor ("DOL") regulations. The Plan Sponsor remitted the delinquent contributions to the Plan, including lost earnings, during 2026.

7.  SUBSEQUENT EVENTS
On March 1, 2026, AES entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among AES, Horizon Parent, L.P., a Delaware limited partnership ("Parent"), and Horizon Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub"). Pursuant to the Merger Agreement, Merger Sub will merge with and into AES (the "Merger"), with AES continuing as the surviving corporation in the Merger. Parent is controlled by investment vehicles affiliated with one or more funds, accounts or other entities managed or advised by Global Infrastructure Management, LLC and the EQT Infrastructure VI fund. Consummation of the Merger is subject to various closing conditions.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
EIN: 54-1163725
Plan Number: 006
SCHEDULE H, PART IV, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2025

Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program ("VFCP")	Contributions Pending Correction Under VFCP
$1,737,298	$1,737,298	$—	$—	$—

THE AES CORPORATION RETIREMENT SAVINGS PLAN
EIN: 54-1163725
Plan Number: 006
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	The AES Corporation	Common Stock, 2,193,279 shares	$31,451,624
*	T. Rowe Price	Retirement 2005 Trust Growth Class G, 80,993 shares	1,906,568
*	T. Rowe Price	Retirement 2010 Trust Growth Class G, 14,172 shares	357,562
*	T. Rowe Price	Retirement 2015 Trust Growth Class G, 33,720 shares	933,032
*	T. Rowe Price	Retirement 2020 Trust Growth Class G, 228,770 shares	6,908,846
*	T. Rowe Price	Retirement 2025 Trust Growth Class G, 723,694 shares	23,990,460
*	T. Rowe Price	Retirement 2030 Trust Growth Class G, 1,013,915 shares	37,119,429
*	T. Rowe Price	Retirement 2035 Trust Growth Class G, 1,123,399 shares	45,093,221
*	T. Rowe Price	Retirement 2040 Trust Growth Class G, 1,238,369 shares	53,348,938
*	T. Rowe Price	Retirement 2045 Trust Growth Class G, 1,539,888 shares	69,079,358
*	T. Rowe Price	Retirement 2050 Trust Growth Class G, 1,240,698 shares	56,042,334
*	T. Rowe Price	Retirement 2055 Trust Growth Class G, 1,130,372 shares	51,115,418
*	T. Rowe Price	Retirement 2060 Trust Growth Class G, 1,023,472 shares	29,598,799
*	T. Rowe Price	Retirement 2065 Trust Growth Class G, 615,766 shares	11,083,788
*	T. Rowe Price	Stable Value Fund-N, 7,280,927 shares	7,280,927
*	T. Rowe Price	Structured Research Fund-F, 288,489 shares	29,030,626
	State Street	Global All Cap Equity ex-U.S. Index Lending Fund, 1,461,732 shares	18,416,356
	State Street	Global All Cap Equity ex-U.S. Index Fund, 62 shares	1,152
	State Street	Small/Mid Cap Index Lending Fund, 1,593,568 shares	33,076,089
	State Street	S&P 500 Index Lending Fund, 14,564,742 shares	175,796,433
	State Street	S&P 500 Index Fund, 146 shares	4,464
	State Street	US Bond Index Lending Fund, 1,239,197 shares	13,031,392
	State Street	US Bond Index Fund, 30 shares	348
	State Street	Real Asset Non-Lending Fund, 17,475 shares	237,978
*	Mercer	Diversified Bond CIT, 962,126 shares	12,469,159
*	Mercer	International Stock CIT, 499,230 shares	10,818,307
*	Mercer	Small/Mid Cap Stock CIT, 727,227 shares	15,991,725
	Invesco	Stable Value Trust B1, 27,491,853 shares	27,491,853
*	T. Rowe Price	Government Money Market Fund, 5 shares	5
	Self-Directed Investments		80,047,981
*	Participant Loans	Interest (3.75% – 9.50%), maturing through 2038	7,905,549
	TOTAL		$849,629,721

*	Transactions in these items are considered to be exempt party-in-interest transactions under ERISA rules.

This schedule has been prepared based on information certified as complete and accurate by T. Rowe Price, Trustee.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AES CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ ANDY PEZZINO
	Name:	Andy Pezzino
	Title:	VP, Total Rewards and Chair of the AES Corporation Retirement Savings Plan Committee
Date:     June 25, 2026